AMERICAN SPECTRUM REALTY, INC.	FOR IMMEDIATE RELEASE

William J. Carden, Chairman, President and CEO
713-706-6200
AMERICAN SPECTRUM OPPOSES TENDER OFFER
Houston, TX, November 19, 2007 — American Spectrum Realty, Inc. (AMEX: AQQ), a real estate investment and management company, headquartered in Houston, Texas, announced today that it is recommending to its shareholders that they reject a tender offer from MacKenzie Patterson Fuller, LP and affiliates to purchase up to 138,180 shares of the total outstanding shares of American Spectrum Realty, Inc. for $17.25 per share. American Spectrum Realty, Inc. pointed out that the $17.25 being offered is below the current market price of the shares. The average closing price of the shares from August 1, 2007 to November 16, 2007 was $18.74 per share.
American Spectrum Realty, Inc. is a real estate investment and management company that owns 29 office, industrial and retail properties aggregating over 2.5 million square feet in California, Texas, Arizona, South Carolina and the Midwest. Publicly traded on the American Stock Exchange since November 2001, American Spectrum Realty’s business plan focuses on expansion of office and industrial property investments in California, Texas and Arizona.